001

MOLSON

04 FEB -4 AM 7:21

File No. 82-2954

January 30, 2004

04012554

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

SUPPL

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly,

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

Encl.

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
488	▪ Report Form 1 – Change in Outstanding and Reserved Securities filed with the TSX for December 2003	Jan. 7/04	003
	▪ Press Release titled "Molson Announces Revised Earnings Forecast for Fiscal 2004 Ending March 31, 2004"	Jan. 15/04	010
	▪ Letter to the Ontario Securities Commission for Filing of Material Change Report Pursuant to National Instrument	Jan. 21/04	011
	▪ Press Release titled "Molson Pursues Share Repurchase Program"	Jan. 28/04	014
	▪ Press Release titled "Kaiser Implements Sao Paulo Regional Sales Organizations"	Jan. 28/04	015
	▪ Press Release titled "Molson Confirms Lower EBIT, Earnings and EPS for Third Quarter of Fiscal 2004"	Jan. 28/04	016
	▪ Analysts Presentation titled "Committed to Deliver"	January 2004	029
	▪ Declaration of a Dividend, filed with the Toronto Stock Exchange	Jan. 28/04	056

Gagnon, Carole

From: Gagnon, Carole
Sent: January 7, 2004 16:42
To: 'TSX Reporting DF (Montreal)'; 'TSX Reporting SG (Montreal)'
Subject: Form 1: Change in Outstanding and Reserved Securities - DECEMBER 2003

Please find attached the above report for Molson's MOL.A and MOL.B shares for the month of December 2003.

Do not hesitate to contact me if you have any questions.

TSE - 03-Dec - MOLA.doc (184 K... TSE - 03-Dec - MOLB.doc (145 K...

Kind regards,

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,746,295**
ADD:	Stock Options Exercised	93,100	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid (Purchase/Cancellation)	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,839,395**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**835,621**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**835,621**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,256,225**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price		# of Options Exercised
03-Dec-2003	Brian H. Crombie	18-May-1994	$11.52	CAD	5,000
	Brian H. Crombie	16-May-1995	$10.19	CAD	10,000
	Brian H. Crombie	21-Nov-1995	$11.10	CAD	5,000
	Brian H. Crombie	14-May-1996	$11.60	CAD	13,000
	Brian H. Crombie	13-May-1997	$11.39	CAD	15,000
04-Dec-2003	Robert G. Patterson	14-May-1996	$11.60	CAD	100
12-Dec-2003	Judy M. Davey	07-Sep-1999	$12.52	CAD	1,250
16-Dec-2003	Steven James Breen	07-Nov-2001	$24.35	CAD	10,000
17-Dec-2003	Dr. Francesco Bellini	14-May-1997	$11.64	CAD	4,250
	Faryl Hausman	07-Sep-1999	$12.52	CAD	16,000
	Michael C. Smith	07-Sep-1999	$12.52	CAD	2,000
	Michael C. Smith	27-Jun-2000	$14.04	CAD	5,000
22-Dec-2003	Brian Brocklehurst	07-Sep-1999	$12.52	CAD	2,250
	Brian Brocklehurst	27-Jun-2000	$14.04	CAD	4,250
			SUBTOTAL		**(93,100)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price		Number
02-Dec-2003	Brian H. Crombie	14-May-1996	14-May-2006	$11.60	CAD	6,500
	Brian H. Crombie	13-May-1997	13-May-2007	$11.39	CAD	15,000
13-May-2002 *	Brian H. Crombie ** Reporting of this expiry was withheld due to litigation.*	12-May-1992	13-May-2002	$16.75	CAD	8,000
12-Dec-2003	Faryl Hausman	07-Sep-1999	19-Dec-2003	$12.52	CAD	8,000
	Faryl Hausman	27-Jun-2000	26-Jun-2010	$14.04	CAD	33,000
31-Dec-2003	Jeff N. Banister	10-May-2002	09-May-2012	$36.79	CAD	1,875
				SUBTOTAL		**(72,375)**

Stock Option Outstanding — Closing Balance	**5,090,750**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,211,863**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(93,100)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**7,118,763**

All information reported in this Form is for the month of **DECEMBER, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE January 6, 2004

FORM: 1 | **Company Name: MOLSON INC.** **Stock Symbol: MOL.B**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,443,276**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,443,276**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. Shares Reserved (for Stock Option Plan)

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of DECEMBER, **2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE January 6, 2004

PRESS RELEASE – For immediate release

MOLSON ANNOUNCES REVISED EARNINGS FORECAST FOR FISCAL 2004 ENDING MARCH 31, 2004

Montréal, January 15, 2004 – Molson Inc. announces today that on the basis of preliminary results compiled for the third quarter ended December 31, 2003, it is revising its earnings target for fiscal 2004. The Corporation now expects that EBIT for the full year will be in the range of $512 million to $520 million, representing EBIT growth between 0% and 2%, compared to the original target of 14.5%. Contributing to this unfavourable variance were both a slower growth in revenue and earnings in certain regions of Canada and a 23% volume shortfall in Brazil over the same quarter in the previous year. For the third quarter, consolidated EBIT will be in the range of $112 million to $115 million, representing a decline of between 7% and 9% compared to the previous year. In Canada, EBIT growth for the full year is expected to be at least 10%.

In explaining these results, Daniel J. O'Neill, President and Chief Executive Officer, added that "to deliver the 14.5% EBIT growth commitment in fiscal 2004, Molson required Brazil to contribute to overall EBIT in the second half of the year. The time needed to revamp the sales force has taken much longer than expected, delaying Brazil's profit contribution by six months. Initial costs of these investments will negatively impact results in the third and fourth quarters of fiscal 2004." Molson will provide more detail on its third quarter results on January 28th, 2004 during its quarterly earnings conference call.

For fiscal '05 and following, the Corporation expects to continue to deliver double digit annual EBIT growth.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

-30-

FOR MORE INFORMATION:

Media
Sylvia Morin
Senior Vice President, Corporate Affairs
(514) 590-6345

Investors and analysts
Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392

MOLSON

January 21, 2004

PRIVILEDGED AND CONFIDENTIAL

ONTARIO SECURITIES COMMISSION
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8

Att'n: David Mattacott, Applications Administrator, Corporate Finance Department

RE: MOLSON INC.
- Material Change Report Pursuant to National Instrument Policy No. 51(102) Continuous Disclosure Obligations

Dear Sirs:

Please find attached a report of a material change with respect to Molson Inc.'s revised earnings prospects. We understand that there are no fees attached to the filing of such Material Change Report.

Please feel free to communicate with the undersigned should you have any questions or comments with respect to the foregoing or should you require any further documentation.

We trust the attached satisfactory and remain,

Yours truly,

Molson Inc.

Per:

Nathalie Delisle
Corporate Counsel and Assistant-Secretary

ND/amb
Encl.

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5
Telephone: (514) 521-1786 • Facsimile: (514) 590-6358 • www.molson.com

W:\Corpo\Molson Inc\MatChangeRep\OSC-cover.doc

MATERIAL CHANGE REPORT

SECTION 75 OF THE *SECURITIES ACT* (ONTARIO)
SECTION 67 OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
SECTION 118 OF THE *SECURITIES ACT* (ALBERTA)
SECTION 85 OF THE *SECURITIES ACT, 1988* (SASKATCHEWAN)
SECTION 73 OF THE *SECURITIES ACT* (QUEBEC)
SECTION 81 OF THE *SECURITIES ACT* (NOVA SCOTIA)
SECTION 76 OF THE *SECURITIES ACT*, 1990 (NEWFOUNDLAND)

Item 1: **Reporting Issuer**

Molson Inc. ("**Molson**")

The principal office of Molson is located at: 1555 Notre-Dame Street East, Montreal, Quebec H2L 2R5.

Item 2: **Date of Material Change**

January 15, 2004.

Item 3: **Press Release**

A press release was issued by Molson on January 15, 2004 through Canada News Wire. A copy of the press release is annexed hereto and forms an integral part hereof.

Item 4: **Summary of Material Change**

Molson is revising its Earnings Before Interest and Taxes (EBIT) growth prospects for fiscal year 2004 from 14.5% to between 0% and 2%.

Item 5: **Full Description of Material Change**

On the basis of preliminary results compiled for its third quarter ended December 31, 2003, Molson is revising its earnings target for fiscal year 2004. Molson now expects that its EBIT for fiscal year 2004 will be in the range of $512 million to $520 million, representing EBIT growth between 0% and 2%, compared to the original target of 14.5%. For the third quarter, consolidated EBIT will be in the range of $112 million to $115 million, representing a decline of between 7% and 9% compared to the previous fiscal year. In Canada, EBIT growth for the fiscal year 2004 is expected to be at least 10%.

To deliver the 14.5% EBIT growth commitment in fiscal year 2004, Molson would have required its subsidiary in Brazil to contribute to overall EBIT in the second half of the year. However, the time needed to revamp the Brazil sales force has taken longer than expected. Initial costs of these investments will negatively impact results in the third and fourth quarters of fiscal year 2004. Molson will

provide more detail on its third quarter results on January 28th, 2004 during its quarterly earnings conference call.

Item 6: **Reliance on Subsection 75(3) of the *Ontario Securities Act* or Equivalent Provisions**

Not applicable.

Item 7: **Omitted Information**

Not applicable.

Item 8: **Senior Officer**

For further information, please contact Brian Burden, Executive Vice President and Chief Financial Officer at (514) 598-6994 or Marie Giguère, Senior Vice President, Chief Legal Officer and Secretary at (514) 590-6330.

Item 9: **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED this 21st day of January, 2004.

Marie Giguère,
Senior Vice President, Chief Legal Officer and Secretary

MOLSON

PRESS RELEASE – For immediate release

MOLSON PURSUES SHARE REPURCHASE PROGRAM

Montreal, January 28, 2004 - Molson Inc. announces its intention to make a Normal Course Issuer Bid, pursuant to which Molson may purchase for cancellation up to 3,145,000 of its Class "A" Non-Voting Shares (the "Class "A" Shares") representing approximately 3% of the outstanding shares of Class "A" Shares, and up to 673,000 of its Class "B" Common Shares (the "Class "B" Shares"), representing approximately 3% of the outstanding shares of Class "B" Shares.

As at December 31, 2003, Molson had 104,839,395 issued and outstanding Class "A" Shares and 22,443,276 issued and outstanding Class "B" Shares. The purchases may commence after approval has been obtained from the TSX and the Notice of Intention has been filed. This is expected on or around March 15, 2004, at which time the current normal course issuer bid will expire. It will terminate one year later, or on such earlier date as Molson may complete its purchases pursuant to the Notice of Intention. The purchases will be made by Molson in accordance with the by-laws and rules of the exchange and Molson will pay market price for any Class "A" Shares or Class "B" Shares at the time of acquisition. Molson will make no purchases of Class "A" Shares or Class "B" Shares other than open-market purchases.

Molson shall purchase Class "A" Shares or Class "B" Shares when it believes circumstances and trading prices warrant a share purchase as an appropriate use of corporate funds and for the potential benefit of shareholders. More particularly, the Corporation intends to purchase a number of shares sufficient to counter the dilutive effect of the granting of options.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

- 30 -

For further information:

Media
Sylvia Morin
Senior Vice President, Corporate Affairs
(514) 590-6345

Investors and analysts:
Danielle Dagenais
Vice President, Investor Relations
514) 599-5392

MOLSON

PRESS RELEASE – For immediate release

KAISER IMPLEMENTS SÃO PAULO REGIONAL SALES ORGANIZATIONS

Montréal, January 28, 2004 – Cervejarias Kaiser Brazil, S.A. ("Kaiser") has started rolling out its direct sales activities throughout the São Paulo region as a result of a recently concluded agreement with FEMSA, the Coca-Cola franchisee that operates in São Paulo state.

The sales activities will be driven by approximately 600 newly recruited sales employees dedicated exclusively to the Kaiser beer portfolio. As a result of the recent agreement with FEMSA, Kaiser takes on the responsibility of training and managing these sales people who for the most part have beer sales experience. These people will cover more than 100,000 points of sales throughout most of the São Paulo region. FEMSA, the Coca-Cola franchisee, will continue to be responsible for the logistics and distribution of the Kaiser products. "Historically, the São Paulo region has been important for both the Kaiser and Bavaria brands and the region represents approximately 30% of the brewer's sales volume. Therefore, this agreement with FEMSA is key to Kaiser rebuilding its brand presence and market share in the region," explained Robert Coallier, President and CEO of Cervejarias Kaiser.

Over the recent months, Kaiser has implemented sales organizations in six regions: Campinas, Recife, Salvador, Fortaleza and Goiânia and Rio de Janeiro. Through these sales efforts, Kaiser now manages approximately 1,200 experienced sales people dedicated to its beer portfolio. These agreements demonstrate the evolution of Kaiser's relationship with the Coca-Cola bottlers and are designed to strengthen the value of the beer proposition within the Coca-Cola distribution system.

Cervejarias Kaiser Brazil, S.A. is a subsidiary of Molson Inc. (TSX: MOL.A), one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

-30-

FOR MORE INFORMATION:

Media
Sylvia Morin
Senior Vice President, Corporate Affairs
(514) 590-6345

Investors and analysts
Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392

MOLSON

PRESS RELEASE – For immediate release

MOLSON CONFIRMS LOWER EBIT, EARNINGS AND EPS FOR THIRD QUARTER OF FISCAL 2004

MONTRÉAL, JANUARY 28, 2004 – Molson Inc. today announced fiscal 2004 third quarter results for the three-month period ended December 31, 2003.

HIGHLIGHTS

- Operating profit (EBIT) lower by 7.2% to $115.3 million
- Net earnings down 34.0% from $66.1 million to $43.6 million
- Net earnings per share down 34.6% from $0.52 per share to $0.34 per share
- Cash flow from operations before working capital and rationalization costs decreased 20.8% to $84.8 million
- Consolidated net sales revenue down 2.8% to $623.3 million, net sales revenue in Canada down 0.2%
- Total beer volume down 14.7%, Brazil volume down 23.4%, volume in Canada down 1.2%
- Total market share in Canada down 0.5 share points to 43.4%, with core brand share up 1.5 share points.
- Net earnings, excluding a $16.0 million non-cash increase in income tax expense, were $59.6 million
- Net earnings per share, excluding a $16.0 million non-cash increase in income tax expense, were $0.47 per share

FINANCIAL PERFORMANCE

During the third quarter of fiscal 2004 Molson recorded $115.3 million in operating profit (EBIT), down 7.2% over the same quarter in fiscal 2003. For the nine-month period ended December 31, 2003, Molson operating profit totalled $392.2 million which included a first quarter rationalization charge of $43.3 million and a $7.0 million gain on sale.

"We simply did not deliver the planned volume in the two largest markets Canada and Brazil," summarized Daniel J. O'Neill, President and CEO of Molson Inc. "In Canada, where the overall business remains healthy, two areas affected top line growth: softer quarterly industry volume in Québec, as well as market share declines in the Ontario/West region reflecting ongoing low price competition and the elimination of in-case activity. In Brazil, major delays in setting up a sales force in São Paulo severely impacted volume and negated Kaiser's planned contributions to operating profit."

He added, "A full business review has been completed and plans are now in place to drive continued performance in Canada and all Molson divisions are committed to deliver."

Net sales revenue was 2.8% lower during the past quarter, totalling $623.3 million compared to $641.3 million for the same period last year. The major contributing factor was the low volume level in Brazil, which was partially offset by higher prices. Volumes were down 23.4% in Brazil, 2.0% in the United States and 1.2% in Canada, leading to an overall 14.7% volume drop. Molson third quarter volume totalled 5.82 million hectolitres versus 6.82 million hectolitres in the previous year.

Net earnings for the current fiscal third quarter totalled $43.6 million, compared to $66.1 million in the previous year. A significant part of the 34.0% negative variance stemmed from a $16.0 million non-cash increase in income tax expense resulting from the repeal of previously enacted future income tax rate reductions in Ontario. Excluding the $16.0 million non-cash tax expense, net earnings were $59.6 million. Net earnings per share excluding this non-cash tax expense totalled $0.47 per share compared to $0.52 per share for the corresponding period in fiscal 2003.

Cash flow from operations before working capital and rationalization costs for the three-month period was $84.8 million, 20.8% less than the same period last year due primarily to the decrease in net earnings.

Operational Performance

CANADA

In Canada, net sales revenue for the third quarter totalled $482.0 million, slipping slightly from the $483.0 million recorded in the corresponding period of fiscal 2003. Modest consumer price increases counterbalanced to a degree the lower volumes and adverse mix – higher level of value brand sales – and contributed to a 5.9% increase in operating profit (EBIT), from $109.5 million to $116.0 million. While industry volume in Canada was relatively flat, Molson volume dipped 1.2%, reflecting declines in Alberta and Québec and leading to an overall 0.5 share points decline to 43.4%.

The Québec/Atlantic region grew market share by a 0.5 share points, – from 42.9% to 43.4% – notwithstanding the softer industry volume, and the aggressive return to market of a major competitor. Core brand market share moved up 1.0 share points: the Rickard's, Marca Bavaria and Black Label brands gained market share, while Molson Dry dropped market share over the third quarter of fiscal 2003.

The Ontario/West region experienced a market share decline from 44.5% to 43.4%. The overall market share decline was driven mainly by the strong competitor discount pricing activity in the Ontario and Alberta markets. However, for the three months ended December 31, 2003, core brand market share in the region increased by 1.7 share points over last year. Molson Canadian continued to show market share weakness. Towards the end of the quarter, Molson launched Molson Ultra, Canada's first regular strength lower carb beer in the Ontario market. The product is scheduled to roll out across Canada over the coming month.

BRAZIL

At the end of the first quarter of fiscal 2004, Kaiser implemented a strategy to establish a dedicated sales force in six regions in Brazil in order to improve sales execution within the Coca-Cola bottlers network. Six planned selling organizations were established, however only the Campinas region was fully operational in the third quarter. Kaiser now has 1,200 sales employees in these six regions.

The time required to establish and activate the direct, dedicated selling organizations took significantly longer than initially planned. In the São Paulo region, the sales organization, which will be responsible for approximately 30% of Kaiser total sales, was not operational until after December 31, 2003 and this delay combined with the bottler's weak performance in this region, was responsible for the entire volume shortfall in December 2003. The newly established direct selling organizations all show growth compared to the same period last year and, excluding the São Paulo region, Kaiser's December sales would have been ahead of the previous year third quarter.

As a result, volume growth and profitability have been adversely impacted in the short term and will result in year-over-year volume and profit decline in fiscal 2004.

For the three months ended December 31, 2003, net sales revenue declined 14.8% from R$331.8 million to R$282.6 million. Higher selling prices, in the order of 11%, during that period lessened the impact of the 23.4% volume shortfall. Kaiser recorded $0.3 million in EBIT for the third quarter ended December 31, 2003 compared to $17.7 million last year based on the volume drop and higher costs related to the sales force build up.

According to ACNielsen data, total estimated Molson market share in Brazil was 12.1% for the three-month period ended December 31, 2003 compared to 13.9% for the same period last year, and reflected a sequential loss of only 0.8% over the previous quarter, despite the 23.4% volume decline.

UNITED STATES

Overall, Molson USA shipped volume dipped 2.0% versus the third quarter of fiscal 2003, however, 12-month volume was up 2.4%. The Molson Canadian brand continued its double digit climb: it recorded a 15% volume increase in the quarter and a 37% climb over the 12-month period. Quarterly EBIT performance improved over fiscal 2003, going from a loss of $2.9 million to a loss of $1.0 million.

According to Nielsen Grocery Channel reporting, import volume grew by 2% in the three months ended December 31, 2003, however, Molson volume declined by 5.8%. On a nine-month basis, import volume grew by 2.9%, with Molson USA volume tracking virtually the same at 2.8%.

Over the coming quarters, continued focus will be on growing the Molson Canadian brand, while slowing the decline of the Ice and Golden brands.

REVISED GUIDANCE

On January 15, 2004, the Corporation revised its fiscal 2004 EBIT target to a range of $512 million to $520 million (before rationalization costs), representing EBIT growth between 0% and 2%, compared to an original target of 14.5%. Slower than projected revenue and earnings growth in Brazil contributed to the majority of this unfavourable variance.

DIVIDEND DECLARATION

The Board of Directors declared a quarterly dividend of $0.14 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on April 1, 2004 to shareholders of record at the close of business on March 15, 2004.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

-30-

FOR MORE INFORMATION:

Media
Sylvia Morin
Senior Vice President, Corporate Affairs
(514) 590-6345

Investors and analysts
Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392

CONFERENCE CALL INVITATION

Molson will host a one-hour conference call today at 2:30 PM EST to discuss financial results and respond to analyst and investor questions. The dial-in number is (800) 946-0785 or (719) 457-2661 and requesting confirmation #101098.

All other interested parties are invited either to listen in:
- by phone conference call using the same dial-in number above;
- by audio webcast of the conference call located at http://www.molson.com.

For those unable to listen to the call live, the following replay mechanisms will be available:

- a phone replay two hours after the call and until February 4, by dialing (719) 457-0820 and entering confirmation #101098 when prompted;
- a webcast replay beginning 15 minutes following the conference call at http://www.molson.com.

MOLSON INC.

SUPPLEMENTAL FINANCIAL & OPERATIONAL INFORMATION

Volume

(Hectolitres in millions)	Three months ended December 31 2003 Estimated	Three months ended December 31 2002 Actual	Nine months ended December 31 2003 Estimated	Nine months ended December 31 2002 Actual
Industry volume in Canada [(i)]	**5.27**	5.27	**17.27**	17.05
Molson (Canada)	**2.29**	2.32	**7.64**	7.58
Molson production for shipment to the United States	**0.39**	0.40	**1.38**	1.37
Brazil	**3.14**	4.10	**7.55**	9.46
Total Molson volume	**5.82**	6.82	**16.57**	18.41

(i) Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

Molson Canada Estimated Market Share (%)

	Three months ended December 31 2003 Estimated	Three months ended December 31 2002 Actual	Nine months ended December 31 2003 Estimated	Nine months ended December 31 2002 Actual
Including sales of imports:				
Canada	**43.4**	43.9	**44.3**	44.5
Quebec/Atlantic	**43.4**	42.9	**44.2**	42.7
Ontario/West	**43.4**	44.5	**44.3**	45.4

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

Summary Financial Information by Business Unit

	Sales and Other Revenues				Net Sales Revenue			
(Dollars in millions)	Three months ended December 31		Nine months ended December 31		Three months ended December 31		Nine months ended December 31	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Canada	**620.4**	633.0	**2,116.1**	2,103.2	**482.0**	483.0	**1,643.9**	1,600.5
Brazil [(i)]	**240.8**	251.3	**568.0**	655.5	**128.1**	142.1	**307.1**	357.1
United States	**15.8**	18.8	**59.1**	66.2	**13.2**	16.2	**49.7**	56.1
Consolidated	**877.0**	903.1	**2,743.2**	2,824.9	**623.3**	641.3	**2,000.7**	2,013.7

	EBITDA				EBIT			
(Dollars in millions)	Three months ended December 31		Nine months ended December 31		Three months ended December 31		Nine months ended December 31	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Canada [(ii)]	**126.2**	120.7	**463.0**	410.2	**116.0**	109.5	**429.1**	374.6
Brazil [(i)]	**4.5**	22.7	**16.6**	43.3	**0.3**	17.7	**2.2**	28.0
United States	**(1.0)**	(2.8)	**(2.7)**	(5.3)	**(1.0)**	(2.9)	**(2.8)**	(5.4)
Totals before the following:	**129.7**	140.6	**476.9**	448.2	**115.3**	124.3	**428.5**	397.2
Gain on sale of 20% of operations in Brazil	**–**	–	**–**	64.2	**–**	–	**–**	64.2
Provisions for rationalization	**–**	–	**(36.3)**	(63.5)	**–**	–	**(36.3)**	(63.5)
Consolidated	**129.7**	140.6	**440.6**	448.9	**115.3**	124.3	**392.2**	397.9

(i) Results for the three and nine months ended December 31, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

(ii) Restated by $2.7 million for the nine-month period and $0.9 million for the three-month period ended December 31, 2002, reflecting the previously disclosed stock option expense.

MOLSON INC.

SUPPLEMENTAL FINANCIAL & OPERATIONAL INFORMATION (CONT'D)

Summary Financial Information

Brazil

	Three months ended December 31				Nine months ended December 31			
(Currency in millions)	**BRL**		**CAD**		**BRL**		**CAD**	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Sales and other revenues	**531.1**	586.3	**240.8**	251.3	**1,227.8**	1,303.5	**568.0**	655.5
Net sales revenue	**282.6**	331.8	**128.1**	142.1	**663.9**	713.8	**307.1**	357.1
EBITDA (i)	**9.7**	53.1	**4.5**	22.7	**35.7**	91.7	**16.6**	43.3
EBIT (i)	**0.6**	41.8	**0.3**	17.7	**4.8**	62.4	**2.2**	28.0

(i) Results for the nine-month period ended December 31, 2003 exclude the rationalization provision of $43.3 million. Results for the nine-month period ended December 31, 2002 exclude the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million.

(ii) Results for the three and nine-month periods ended December 31, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

United States

	Three months ended December 31					
(Dollars in millions)	**USD**		**CAD**		**Molson 50.1% Share CAD**	
	2003	2002	**2003**	2002	**2003**	2002
Sales and other revenues	**24.0**	23.9	**31.5**	37.7	**15.8**	18.8
Net sales revenue	**20.1**	20.5	**26.4**	32.2	**13.2**	16.2
EBITDA	**(1.5)**	(3.7)	**(2.0)**	(5.6)	**(1.0)**	(2.8)
EBIT	**(1.6)**	(3.7)	**(2.1)**	(5.7)	**(1.0)**	(2.9)

	Nine months ended December 31					
(Dollars in millions)	**USD**		**CAD**		**Molson 50.1% Share CAD**	
	2003	2002	**2003**	2002	**2003**	2002
Sales and other revenues	**86.3**	84.7	**118.0**	132.2	**59.1**	66.2
Net sales revenue	**72.6**	71.7	**99.2**	111.9	**49.7**	56.1
EBITDA	**(4.0)**	(6.8)	**(5.5)**	(10.6)	**(2.7)**	(5.3)
EBIT	**(4.2)**	(6.9)	**(5.8)**	(10.8)	**(2.8)**	(5.4)

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS - UNAUDITED

(Dollars in millions, except share and per share amounts)	Three months ended December 31 2003	Three months ended December 31 2002 (Restated)	Nine months ended December 31 2003	Nine months ended December 31 2002 (Restated)
Sales and other revenues	**$ 877.0**	$ 903.1	**$ 2,743.2**	$ 2,824.9
Brewing excise and sales taxes	**253.7**	261.8	**742.5**	811.2
Net sales revenue	**623.3**	641.3	**2,000.7**	2,013.7
Costs and expenses				
Cost of sales, selling and administrative costs	**493.6**	500.7	**1,523.8**	1,565.5
Gain on sale of 20% of operations in Brazil	**–**	–	**–**	(64.2)
Provisions for rationalization (note 3)	**–**	–	**36.3**	63.5
	493.6	500.7	**1,560.1**	1,564.8
Earnings before interest, income taxes and amortization	**129.7**	140.6	**440.6**	448.9
Amortization of capital assets (note 8)	**14.4**	16.3	**48.4**	51.0
Earnings before interest and income taxes	**115.3**	124.3	**392.2**	397.9
Net interest expense	**22.3**	23.9	**70.0**	69.6
Earnings before income taxes	**93.0**	100.4	**322.2**	328.3
Income tax expense	**50.5**	32.9	**139.1**	85.8
Earnings before minority interest	**42.5**	67.5	**183.1**	242.5
Minority interest	**1.1**	(1.4)	**11.7**	6.6
Net earnings	**$ 43.6**	$ 66.1	**$ 194.8**	$ 249.1
Net earnings per share				
Basic	**$ 0.34**	$ 0.52	**$ 1.53**	$ 1.96
Diluted	**$ 0.34**	$ 0.51	**$ 1.52**	$ 1.92

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS - UNAUDITED

Nine months ended December 31, 2003 and 2002 *(Dollars in millions)*	2003	2002
Retained earnings - beginning of year	**$ 676.8**	$ 460.3
Change in accounting policy (note 2)	**(3.7)**	–
Retained earnings - beginning of year, as restated	**673.1**	460.3
Net earnings	**194.8**	249.1
Cash dividends declared	**(50.5)**	(38.4)
Stock dividends declared	**(2.9)**	(1.1)
Excess of share repurchase price over weighted-average stated capital (note 7)	**(20.4)**	(40.8)
Retained earnings - end of period	**$ 794.1**	$ 629.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS- UNAUDITED

(Dollars in millions)	**December 31 2003**	December 31 2002 (Restated)	March 31 2003 (Restated)
Assets			
Current Assets			
Cash	**$ 18.9**	$ 16.3	$ 12.2
Accounts receivable	**258.5**	262.4	197.3
Inventories	**175.8**	158.6	162.3
Prepaid expenses	**43.8**	27.8	65.4
	497.0	465.1	437.2
Investments and other assets	**130.8**	126.9	127.6
Property, plant and equipment	**991.6**	1,005.2	1,026.9
Intangible assets, excluding goodwill	**1,556.7**	1,555.8	1,552.5
Goodwill	**784.9**	713.8	770.4
	$ 3,961.0	$ 3,866.8	$ 3,914.6
Liabilities			
Current liabilities			
Accounts payable and accruals	**$ 497.7**	$ 581.1	$ 540.4
Provision for rationalization costs (note 3)	**10.3**	17.9	14.6
Income taxes payable	**36.1**	80.7	77.8
Dividends payable	**17.8**	14.0	14.0
Future income taxes	**153.6**	134.8	126.6
Current portion of long-term debt (note 5)	**98.5**	39.5	40.6
	814.0	868.0	814.0
Long-term debt (note 5)	**1,030.3**	1,199.8	1,180.0
Deferred liabilities	**384.7**	311.6	380.5
Future income taxes	**402.5**	325.9	355.0
Minority interest	**144.3**	157.4	152.1
	2,775.8	2,862.7	2,881.6
Shareholders' equity			
Capital stock (note 7)	**728.7**	718.0	719.4
Contributed surplus	**7.7**	2.7	3.7
Retained earnings	**794.1**	629.1	673.1
Unrealized translation adjustments	**(345.3)**	(345.7)	(363.2)
	1,185.2	1,004.1	1,033.0
	$ 3,961.0	$ 3,866.8	$ 3,914.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(Dollars in millions)	Three months ended December 31 2003	Three months ended December 31 2002 (Restated)	Nine months ended December 31 2003	Nine months ended December 31 2002 (Restated)
Operating activities				
Net earnings	$ **43.6**	$ 66.1	$ **194.8**	$ 249.1
Gain on sale of 20% of operations in Brazil	**–**	–	**–**	(64.2)
Provisions for rationalization (note 3)	**–**	–	**36.3**	63.5
Amortization of capital assets	**14.4**	16.3	**48.4**	51.0
Future income taxes	**23.5**	16.5	**54.5**	32.1
Minority interest	**(1.1)**	1.4	**(11.7)**	(6.6)
Funding of deferred liabilities less than (in excess of) expense	**3.0**	10.2	**(35.9)**	(10.5)
Other	**1.4**	(3.4)	**(2.8)**	(10.4)
Cash provided from operations before working capital and rationalization costs	**84.8**	107.1	**283.6**	304.0
Used for working capital	**(67.8)**	(30.4)	**(120.5)**	(82.3)
Rationalization costs	**(4.3)**	(2.7)	**(11.1)**	(32.1)
Cash provided from operating activities	**12.7**	74.0	**152.0**	189.6
Investing activities				
Proceeds from sale of 20% of operations in Brazil	**–**	–	**–**	333.9
Additions to property, plant and equipment	**(25.4)**	(18.5)	**(46.9)**	(47.6)
Additions to investments and other assets	**(2.4)**	(0.4)	**(6.1)**	(4.5)
Proceeds from disposal of property, plant and equipment	**0.7**	0.2	**16.1**	0.5
Proceeds from disposal of investments and other assets	**0.8**	–	**4.1**	9.8
Cash provided from (used for) investing activities	**(26.3)**	(18.7)	**(32.8)**	292.1
Financing activities				
Increase in long-term debt	**113.0**	–	**458.3**	270.4
Reduction in long-term debt	**(78.4)**	(6.2)	**(547.8)**	(742.9)
Securitization of accounts receivable	**(31.0)**	(22.0)	**44.0**	23.0
Shares repurchased (note 7)	**–**	(3.8)	**(24.6)**	(48.3)
Cash dividends paid	**(16.6)**	(12.5)	**(47.7)**	(36.4)
Other	**2.1**	3.3	**11.6**	5.0
Cash used for financing activities	**(10.9)**	(41.2)	**(106.2)**	(529.2)
Increase (decrease) in cash from continuing operations	**(24.5)**	14.1	**13.0**	(47.5)
Decrease in net cash from discontinued operations (note 9)	**(7.2)**	(5.9)	**(6.4)**	(2.0)
Increase (decrease) in cash	**(31.7)**	8.2	**6.6**	(49.5)
Effect of exchange rate changes on cash	**–**	4.5	**0.1**	(5.2)
Cash, beginning of period	**50.6**	3.6	**12.2**	71.0
Cash, end of period	$ **18.9**	$ 16.3	$ **18.9**	$ 16.3

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(Dollars in millions, except share and per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2003, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2003 of Molson Inc.'s 2003 Annual Report.

Note 2. Change in Accounting Policies

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective April 1, 2003, the Corporation began to expense the cost of stock option grants, with a restatement of the prior period. The Corporation determines the cost of all stock options granted since April 1, 2003 using a fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Further details are contained in note 6.

The effect of the Corporation's decision to begin expensing the cost of stock option grants, with a restatement of the prior period, was to reduce net earnings for the nine-month periods ended December 31 by $4.0 in fiscal 2004 and by $2.7 in fiscal 2003. Opening retained earnings for fiscal 2004 was reduced by $3.7 reflecting the full year effect of fiscal 2003 stock option expense.

Note 3. Provisions for Rationalization

During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 relating to the closure of the Ribeirão Preto plant in Brazil represented by fixed asset write-downs of $37.5 and employee severance and other closure costs of $5.8. The remaining accrual at December 31, 2003 is nil.

Also in the first quarter of fiscal 2004, the Corporation completed a sale of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 was recorded in the provision for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision. The remaining accrual at December 31, 2003 is $10.3 and relates to previous plant closures in Canada.

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of fixed assets and employee severance costs as well as the distribution termination costs. The balance of the provision is nil and all closure activities and costs have been completed and paid.

(Dollars in millions, except share and per share amounts)

Note 4. Earnings per Share

The following is a reconciliation of the basic and diluted earnings per share computations for net earnings:

	Three months ended December 31		Nine months ended December 31	
	2003	2002 (Restated)	**2003**	2002 (Restated)
Net earnings	**$ 43.6**	$ 66.1	**$ 194.8**	$ 249.1
Weighted average number of shares outstanding - (millions)				
Weighted average number of shares outstanding - basic	**127.2**	127.2	**127.0**	127.3
Effect of dilutive securities	**1.3**	2.2	**1.3**	2.3
Weighted average number of shares outstanding - diluted	**128.5**	129.4	**128.3**	129.6

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). During the first nine months of fiscal 2004, options to purchase 620,575 (fiscal 2003 – 732,200) common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the nine-month period.

Note 5. Long-Term Debt

The Corporation's 18-month bridge facility of $300.0 expired on September 17, 2003 and was repaid with new medium-term notes and drawings on the Corporation's $625.0 revolving facility. On September 16, 2003, the Corporation issued $200.0 in two-year floating rate notes as part of a $500.0 medium-term note program. On October 17, 2003, the Corporation completed a second issuance of $50.0 of floating rate medium-term notes maturing October 19, 2004 to repay a portion of indebtedness under the existing credit facility. The floating rate notes are unsecured obligations of Molson and were offered by way of a private placement in Canada.

The Molson Canada $100.0 credit facility expired on August 31, 2003 and was repaid from operations and using the Corporation's $625.0 credit facility. As at December 31, 2003, $40.0 was drawn on the $625.0 facility.

On September 30, 2003, the Corporation entered into an interest rate swap for $100.0 which converted the Corporation's floating rate note due September 16, 2005 to a fixed rate. This swap is cancellable on a quarterly basis at the option of a third party.

Note 6: Stock-Based Compensation

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of an employee stock option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At December 31, 2003, there were 5,090,750 (2002 – 5,403,501) stock options outstanding and 2,028,013 (2002 – 2,535,845)

(Dollars in millions, except share and per share amounts)

Stock-Based Compensation (cont'd)

stock options available for future grants. During the first nine months of fiscal 2004, the Corporation granted 855,725 (2002 – 867,200) stock options at exercise prices ranging between $32.31 and $36.96 (2002 – ranging between $29.43 and $36.79).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the nine-month period: dividend yield of 1.6% (2002 – 2.0%); expected volatility of 25.5% (2002 – 24.2%), risk-free interest rate of 4.4% (2002 – 5.0%); and an expected life of 6.0 years (2002 – 6.0 years). The weighted average fair value of options granted in the nine-month period is $9.29 (2002 – $9.56) per share.

Additional information on the Corporation's stock option plan is included in note 17 of the Corporation's 2003 Annual Report.

The Corporation's contributions to the employee share ownership plan ("MESOP") of $1.3 (2002 – $1.1) were charged to earnings during the nine-month period.

As at December 31, 2003, 161,371 (2002 – 141,270) Deferred Share Units ("DSU's") were outstanding. For the nine-month period ended December 31, 2003, $0.4 (2002 – $0.4) was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

Note 7. Capital Stock

During the nine month period ended December 31, 2003, the Corporation repurchased 751,000 (2002 – 1,220,675) Class "A" shares and nil (2002 – 100,000) Class "B" shares at prices ranging between $32.15 and $34.99 (2002 – ranging between $31.64 and $38.16) per share as part of its previously announced normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at December 31, 2003, were 127,282,671 (2002 – 127,192,720). Of the total amount of $24.6 (2002 – $48.3) repurchased, $4.2 (2002 – $7.5) was charged to capital stock based on the weighted-average stated capital with the excess of $20.4 (2002 – $40.8) being charged to retained earnings.

Note 8. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which could partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT.

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

MOLSON INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the nine months ended December 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Segment Disclosures (cont'd)

	Canada		Brazil		United States		Consolidated	
Three months ended December 31 (Dollars in millions)	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Revenues from external customers	**620.4**	633.0	**240.8**	251.3	**15.8**	18.8	**877.0**	903.1
Inter-segment revenues	**9.1**	9.2	**1.0**	–	**–**	–	**10.1**	9.2
EBIT	**116.0**	109.5 (ii)	**0.3**	17.7	**(1.0)**	(2.9)	**115.3**	124.3
Assets	**2,544.9**	2,521.3	**1,257.4**	1,186.0	**158.7**	159.5	**3,961.0**	3,866.8
Goodwill	**198.0**	198.0	**586.9**	515.8	**–**	–	**784.9**	713.8
Amortization of capital assets								
Amortization of property plant and equipment	**10.2**	11.3	**4.1**	4.9	**–**	0.1	**14.3**	16.3
Amortization of definite-lived intangible assets	**–**	–	**0.1**	–	**–**	–	**0.1**	–
Additions to capital assets	**12.4**	12.2	**13.0**	6.3	**–**	–	**25.4**	18.5

	Canada		Brazil		United States		Consolidated	
Nine months ended December 31 (Dollars in millions)	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Revenues from external customers	**2,116.1**	2,103.2	**568.0**	655.5	**59.1**	66.2	**2,743.2**	2,824.9
Inter-segment revenues	**30.9**	31.7	**6.4**	–	**–**	–	**37.3**	31.7
EBIT	**436.1** (i)	374.6 (ii)	**(41.1)** (iii)	28.7 (iv)	**(2.8)**	(5.4)	**392.2**	397.9
Assets	**2,544.9**	2,521.3	**1,257.4**	1,186.0	**158.7**	159.5	**3,961.0**	3,866.8
Goodwill	**198.0**	198.0	**586.9**	515.8	**–**	–	**784.9**	713.8
Amortization of capital assets								
Amortization of property plant and equipment	**33.9**	35.7	**14.0**	15.2	**0.1**	0.1	**48.0**	51.0
Amortization of definite-lived intangible assets	**–**	–	**0.4**	–	**–**	–	**0.4**	–
Additions to capital assets	**26.9**	27.1	**20.0**	20.4	**–**	0.1	**46.9**	47.6

(i) Includes the $7.0 gain on sale of a property in Canada.
(ii) Restated by $2.7 for the nine-month period and $0.9 for the three-month period ended December 31, 2002 reflecting the previously disclosed stock option expense.
(iii) Includes a provision for rationalization of $43.3.
(iv) Includes the gain on sale of 20% of Molson's Brazilian operations of $64.2 and a provision for rationalization of $63.5.

Note 9. Discontinued Operations

Cash used for discontinued operations of $6.4 (2002 – $2.0) in the nine month period and $7.2 (2002 – $5.9) in the three month period were used for operating activities.

Note 10. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

COMMITTED TO DELIVER

January 2004

THE COMPANY HAS A CLEAR, CONCISE VISION

To remain as one of the best performing brewers in the world, as measured by . . .

Long Term Return to Shareholders

CONCEPTUAL, LONG TERM EBIT PERFORMANCE


F'00
F'01
F'02
F'03
F'04
F'05
F'06
F'07
Canada
Major driving force
Brazil
Building up over time
US
Driving
additional power

EBIT emphasis will switch over time.

CANADA REMAINS THE PROFIT BASE

Long Term Success Requires More of the Load Transferred to Brazil and USA

	F'01	F'02	F'03	F'04 Budget	F'04 Revised
Canada	100%	102%	94%	90%	103%
Brazil	-	-1%	7%	11%	-2%
U.S.	-	-1%	-1%	-1%	-1%

EBIT emphasis will slowly switch over time, putting less pressure on Canada – Brazil was forecasted at 11% in F'04

MOLSON HAS DELIVERED BEST IN CLASS RETURNS TO ITS SHAREHOLDERS OVER THE LAST FOUR YEARS

Major Global Brewers


Last Four Years
Molson 221.6%
Lion Nathan 144.3%
AmBev 99.6%
Anheuser Busch 58.3%
Foster's Group 46.1%
Scottish & Newcastle 27.7%
Carlsberg 27.6%
SAB Miller 19.4%
Adolph Coors 13.0%
Heineken 1.2%
CCU -4.0%
Interbrew* -4.5%
Grupo Modelo -7.2%
FEMSA -12.9%
San Miguel -15.9%
Quilmes -26.9%
Last Twelve Months
Quilmes 162.4%
CCU 88.4%
AmBev 72.3%
Lion Nathan 52.9%
SAB Miller 50.7%
Foster's Group 42.5%
Molson 33.2%
Interbrew 14.3%
Anheuser Busch 10.6%
Carlsberg 6.4%
FEMSA 2.3%
Grupo Modelo 0.7%
Scottish & Newcastle -1.6%
Heineken -1.8%
Adolph Coors -7.0%
San Miguel -10.7%
Total Return in US$ as at:
December 2003
January 2004

* Since IPO – November 2000

FOUR KEY STRATEGIES ARE THE FOUNDATION TO THE ACHIEVEMENT OF THE VISION; GLOBAL BREWERS REPRESENT THE BENCHMARK – MOLSON CANADA IS THE ANCHOR OF THE PLAN


Shareholder/Employee Alignment
Global Costs
Strategic Clarity
Profitable Growth
Peer Group
Heineken
Carlsberg
AmBev

EVA REMAINS THE MAJOR LINK BETWEEN SHAREHOLDER AND EMPLOYEE ALIGNMENT


($M)
100
50
0
-50
-100
-150
EVA
Share Price
-34
-39
-89
-127
-118
-51
-69
-90
-20
16
60
72
$17.38
$12.75
$12.44
$10.00
$12.13
$11.45
$12.18
$10.55
$11.65
$22.00
$34.92
$33.67
$35
$30
$25
$20
$15
$10
92
93
94
95
96
97
98
99
OO
O1
O2
O3

Fiscal years 2000 – 2003 have been restated to exclude intangible asset amortization.

MOLSON EBIT GROWTH HAS FAR EXCEEDED PEERS'

Current Guidance Remains Ahead of Peer Group Forecast

	Calendar Years					Consensus Projections		
	1998	1999	2000	2001	2002	2003E	2004E	2005E
Molson	19%	30%	14%	23%	39%	*0-2%*	*10%*	*10%*
Anheuser Busch	4%	8%	8%	8%	10%	7%	8%	7%
Heineken	21%	21%	15%	22%	14%	4%	6%	4%
SAB Miller	-1%	2%	-6%	-2%	82%	33%	9%	5%
Interbrew	8%	9%	27%	66%	-18%	1%	14%	9%
Scottish & Newcastle		-5%	8%	10%	-6%	22%	9%	7%
Grupo Modelo US$	19%	19%	27%	11%	16%	9%	10%	8%
Coors	12%	19%	13%	5%	74%	-5%	13%	9%
Foster's (Beer Only)	14%	6%	9%	6%	9%	9%	7%	7%
Average (Ex. Hi-Low)	11%	11%	13%	11%	20%	9%	9%	7%

* Fiscal years aligned for comparability

DESPITE SUCCESS, SIGNIFICANT ROOM FOR IMPROVEMENT TO BRIDGE THE PROFIT GAP WITH PEERS

EBITDA to Net Sales Continues to Grow in Canada

	EBITDA to Net Sales					
	F'99	F'00	F'01	F'02	F'03	P/E*
Molson	18.0%	18.3%	18.9%	20.3%	23.1%	13.9x
AmBev	19.2%	21.1%	28.7%	30.5%	36.9%	18.0x
A-B	25.5%	25.9%	26.4%	27.6%	28.2%	21.2x
Interbrew	24.0%	23.3%	21.2%	21.0%	21.0%	16.5x
Heineken	16.5%	17.2%	17.1%	17.5%	17.6%	14.9x
Coors	11.8%	12.1%	12.2%	12.2%	13.5%	12.7x

Pricing and cost savings should maintain this trend.

* Fiscal years aligned for comparability – P/E per Bloomberg calculation as at January 5th 2003

IN CANADA, REALIZATION OF PRICE INCREASES IN F'04 BELOW F'03 DUE TO SHORT TERM TACTICAL MEASURES

F'04

- **Ontario**
  Competitive price situation:
  $24 price point
- **Alberta**
  Competitive price situation: 50% price discount from premium to floor
- **Quebec**
  Competitors delayed pricing

F'05 Actions

- New product entries, innovation
- Elimination of LTOs/Reduction of price offs
- Increased equity spending levels
- Price increase taken and followed by competition prior to F'05

F'05 plan has reduced the impact of competitive pricing through strategic marketing planning advanced price decisions.

IN BRAZIL, PRICE GAP VERSUS AMBEV REMAINED DESPITE A 20% ANNUAL INCREASE: OPPORTUNITY IS STILL THERE

Price Index / All Packages



110
105
100
95
90
85
80
75
70
Skol
108
109
108
Brahma
107
107
107
103
101
99
Antartica
Kaiser
92
94
93
Schincariol
83
84
85
Bavaria
77
78
77
M Ap M Ju J Au Se Oc No De Ja Fe M Ap M Ju J Au Se Oc No De

Evolution in Mix %

	Bottles F'03	Bottles F'04ytd	Cans F'03	Cans F'04ytd
Kaiser	59%	55%	41%	45%
AmBev	68%	70%	32%	30%
Schincariol	80%	79%	20%	21%

The new selling organization will enable better POS execution and increase attainment of price gap reductions and mix improvements

IN CANADA, CONTINUED QUEST TO REACH GLOBAL COSTS AND TO DELIVER ON ANNUAL COST TARGETS

F'04 to F'06 Cost Savings

$M	P.100 New	P.125 Extended
Capacity utilization	29	41
Procurement	24	35
Distribution	40	40
Organization	9	9
Marketing & Sales	-	-
Total	102	125

$31M of the $45M targeted by P.125 for F'04 was delivered by Q3.

IN BRAZIL, AFTER DELIVERING R$72M IN ITS 1ST YEAR, PROJETO CEM BECOMES PROJETO DUZENTOS

F'03 to F'05 Cost Savings

$M	P.CEM Original	P.DUZ Extended
Capacity utilization	20	43
Procurement	23	53
Distribution	16	20
Organization	14	60
Marketing & Sales	27	24
Total	**100**	**200**

R$55M of the R$80M targeted by Projeto Duzentos for F'04 was delivered by Q3. An additional R$50M is being sought.

IN SUMMARY

- Double-digit EBIT growth higher than most leading brewers
- Canadian price increases remaining as a major driver: 3% already introduced and followed by competition
- Brazil pricing up 20%: price gap opportunity remains and will be pursued
- Cost savings on target: looking for an additional R$50M in Brazil and identifying new projects in Canada

INDIVIDUAL COUNTRY STRATEGIC PRIORITIES HAVE BEEN ESTABLISHED TO REACH CORPORATE VISION

Canada

- Portfolio revitalization
- Grow category volume/ revenue
- Regional/channel share optimization

Profitable Share Growth

Brazil

- Expand distribution
- Strategic pricing
- Improve can profitability
- Fix self service
- Focus premium brands
- Improve POS execution
- Launch super premium

Profitable Share Growth

USA

- Focus portfolio above premium brands
- Engage multi-brand distributor network
- Improve capacity of sales organization in specialty markets
- Specialize in local marketing expertise
- Achieve scale, drive profitably size

Expansion in largest global profit pool

FOCUS PLACED ON THE CURRENT FOOTPRINT TO DELIVER SHARE AND PROFIT TARGETS IN COMING YEARS

Clear Priorities Exist in Each of the Existing Businesses				Growth Beyond Core
Canada	**Brazil**	**USA**	**Export Strategy**	**M&A Activity**
Share Gain: • Segments • Regions • Outlets Strategic Pricing Innovation Deliver P125	Share Gain: • With price Volume Distribution	Resolve growth strategy with Coors Gain import price status Identify product portfolio	Build international volume through focus on 2-3 investment markets Seek to export to additional markets with limited investment of people or dollars	Address risks from continued market consolidation Provide potential for sustained growth and shareholder value potential
↓	↓	↓	↓	
A-B like consistency	Achieve targets	Execute plan to become large	Growth driver	
Three Year Focus / Immediate Priorities				Not a focus in Year One

MOLSON MUST RECOGNIZE AND COMPETE IN ALL SEGMENTS OF THE CANADIAN BEER MARKET

Segment		Share[1]	Growth[2]	Molson Brands
Super Premium	Imports	7%	24 %	Partners: Heineken, Corona
	Domestic	6 %	8 %	Owned: Rickard's, Ultra, Marca Bavaria
Premium		55 %	-2 %	Owned: Canadian, Dry, Export Increased advertising
Light		13 %	6 %	Partner: Coors, Ex Light Canadian Light
Value		18 %	-1 %	Partner: Mil's Best Owned: Carling & others New entry

[1] Share of overall packaged beer volume in F'03
[2] 3-yr packaged beer volume CAGR

In the past, Molson did not strategically recognize the value or super premium segments.

SHARE HAS IMPROVED IN SPECIFIC REGIONS/CHANNELS BUT GAINS OFFSET BY LOSSES IN PRICE DRIVEN MARKETS

Regional Share Change – Q3 ytd


%
2
1
0
-1
-2
-3
Maritimes
Nfld
Quebec

LCBO Share	December	YTD
F'03	38.4%	39.2%
F'04	39.0%	39.7%
Change	0.6%	0.5%

FOCUS PLACED ON THE CURRENT FOOTPRINT TO DELIVER SHARE AND PROFIT TARGETS IN COMING YEARS

Clear Priorities Exist in Each of the Existing Businesses				Growth Beyond Core
Canada	**Brazil**	**USA**	**Export Strategy**	**M&A Activity**
Share Gain: • Segments • Regions • Outlets Strategic Pricing Innovation Deliver P125	Share Gain: • With price Volume Distribution	Resolve growth strategy with Coors Gain import price status Identify product portfolio	Build international volume through focus on 2-3 investment markets Seek to export to additional markets with limited investment of people or dollars	Address risks from continued market consolidation Provide potential for sustained growth and shareholder value potential
↓ A-B like consistency	↓ Achieve targets	↓ Execute plan to become large	↓ Growth driver	
Three Year Focus / Immediate Priorities				Not a focus in Year One

SIGNIFICANT ACTIVITIES HAVE BEEN COMPLETED SINCE FEB-03

1.	New sales executive and 6 regional directors	Feb-03
2.	Training of all bottler beer sales personnel	May-03
3.	Need for owned Kaiser selling organization identified	May-03
4.	Implementation of new selling organization – Currently 1,200 sales people in 6 regions representing 40% of Kaiser volume	Aug-03 to Jan-04
5.	New advertising agency	Dec-03
6.	New marketing executive	Feb-04

Increased likelihood of Kaiser capturing previously identified opportunities.

MAJOR OPPORTUNITIES REPRESENT +$200M IN POTENTIAL EBIT

Timing of Capture is the Question


Price Gap $100M
110
100
90
80
70
Mar May Jul Sep Nov Jan Mar May Jul Sep Nov
Skol Bavaria Kaiser


Distribution Gap +$100M
66
56
48
38
28
12
53
Skol Brahma Antartica Kaiser Bavaria Schincariol
National Numeric Distribution %


Volume Growth
4.5
4.0
3.5
3.0
2.5
2.0
1.5
Q1 Q2 Q3 Q4
F-03 F-04


Mix Improvement $TBD
Kaiser
AmBev
Schincariol
100%
80%
60%
40%
20%
0%
F'03 F'04ytd F'03 F'04ytd F'03 F'04ytd
Bottles Cans

BOTTLERS PERFORMANCE STARTING TO IMPROVE: 8 OF 18 BOTTLERS INCREASING VOLUME IN DECEMBER

All Sales Centres Have Improved Since Inception



Bottler Performance - December
-9,2%
-33,4%
-30,5%
-26,8%
-26,5%
-24,3%
-22,2%
-21,2%
-20,6%
-20,4%
-19,2%
1,0%
6,1%
8,5%
19,9%
24,0%
40,4%
40,8%
83,6%
F04 x F03
(DECEMBER)



Bottler Performance - YTD
-20,2%
-38,6%
-35,5%
-31,3%
-29,7%
-29,3%
-28,0%
-24,7%
-23,3%
-18,5%
-16,8%
-11,4%
-11,3%
-5,9%
-5,4%
16,2%
18,7%
18,9%
33,4%
F04 x F03
(APRIL - DECEMBER)

SALES CENTRES ARE STARTING TO SHOW POSITIVE VOLUME AND SHARE RESULTS

Volume	August	September	October	November	December
CV #1	+23%	+104%	+37%	+4%	+37%
CV #2		+85%	+164%	+280%	+247%
CV #3			-30%	-1%	+3%
CV #4 & #5			-43%	-19%	+4%

Share	August	September	October	November	December
CV #1	9.4	7.7	7.0	8.1	10.1
CV #2		2.8	3.4	3.8	4.7
CV #3			6.2	7.7	8.2
CV #4			9.7	11.1	10.1
CV #5			5.1	5.9	7.5
CV #6				3.6	4.0

FOCUS PLACED ON THE CURRENT FOOTPRINT TO DELIVER SHARE AND PROFIT TARGETS IN COMING YEARS

Clear Priorities Exist in Each of the Existing Businesses				Growth Beyond Core
Canada	**Brazil**	**USA**	**Export Strategy**	**M&A Activity**
Share Gain: • Segments • Regions • Outlets Strategic Pricing Innovation Deliver P125	Share Gain: • With price Volume Distribution	Resolve growth strategy with Coors Gain import price status Identify product portfolio	Build international volume through focus on 2-3 investment markets Seek to export to additional markets with limited investment of people or dollars	Address risks from continued market consolidation Provide potential for sustained growth and shareholder value potential
A-B like consistency	Achieve targets	Execute plan to become large	Growth driver	
Three Year Focus / Immediate Priorities				Not a focus in Year One

DELIVERY OF THE VISION WITHIN THE CURRENT FOOTPRINT THROUGH SUCCESSFUL EXECUTION OF THE STRATEGIC PLAN

Potential Areas for Creating Shareholder Value	Scenarios	Potential EBIT Impact ($M)	Value
Canada	1 share point gain <u>or</u> $50M in cost savings	$22M $50M	
United States	Double Molson USA volume to 2.0Mhl	$20M	
Brazil	1 share point gain <u>or</u> $100M Reais in cost savings	$10M $45M	
Develop Export Business	Grow export business to 500 Khl over 5 years	$14M	
M&A Activity	Will be constantly assessed relative to risk of market consolidation	TBD	

Below value of $100M Molson investment of time and effort a distraction from the real strategic imperative

MOLSON REMAINS COMMITTED TO DELIVER AND WILL NOT SIT STILL

Canada Activities

- Organizational redesign:
  - Readjusting responsibilities to better respond to business demands
- COO appointment prior to year-end
- Improved equity building activity:
  - For core owned brands
  - Reduction in expensive tactical activities
  - For Canadian, Canadian Light, Export Light, Bavaria and Rickard's
- Innovation continued area of focus for share results
- Additional costs savings:
  - Expansion of SAP
  - Review of Quebec distribution

Brazil Activities

- Market readiness:
  - 18 trained, committed bottlers
  - 6 new direct sales forces representing 40% of volume
  - Top ad agency committed to Kaiser.
  - New marketing executive
  - News for Kaiser as soon as ready
- Brand equity improvement:
  - F'05: Timing to be determined by research, currently being conducted

COMMITTED TO DELIVER

Forward Looking Statements

This presentation contains forward-looking information reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

****
*** RAPP(
****

ÉMISSION OK

N° ÉM/RÉC	4514
TÉLÉPHONE CONNEX	914169474547
SOUS-ADRESSE	
IDENT CONNEXION	
h DÉBUT	28/01 16:29
DURÉE	00'40
PGS. TRANSMISES	2
RÉSULTAT	OK

MOLSON

FAX

Date:	28 January, 2004	Time:	4:30 PM
Attention:	Reporting Division	From:	Carole Gagnon
Company:	Toronto Stock Exchange	Telephone:	(514) 590-6338
Fax:	(416) 947-4547	Number of pages including cover:	2

RE: DECLARATION OF A DIVIDEND

Following my telephone message, please find attached a dividend declared today by Molson Inc.

Do not hesitate to call me if you have any questions.

Regards,

Carole Gagnon
Corporate Administrator

FORM: 5 | Company Name: MOLSON INC. | Stock Symbol: MOL.A MOL.B

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION

28	01	2004
DD	MM	YYYY

Type of Security and Stock Symbol on which Dividend / Distribution declared

Class 'A' non-voting shares: **MOL.A** and Class 'B' common shares: **MOL.B**

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

Quarterly Dividend of **$0.14/share**.
Converted to U.S. funds at noon rate prevailing on Record Date.

PAYABLE DATE

01	04	2004
DD	MM	YYYY

RECORD DATE

15	03	2004
DD	MM	YYYY

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE January 28, 2004